POLYMET MINING CORP.
MANAGEMENT DISCUSSION AND ANALYSIS
FORM 51-102F1
For the year ended 31 January, 2008
US Funds

Annual MD&A

The following information, prepared as at 23 April 2008, should be read in conjunction with the audited consolidated financial statements of PolyMet Mining Corp. (the “Company” or “PolyMet”) for the period ended 31 January 2008 and related notes attached thereto, which are prepared in accordance with Canadian generally accepted accounting principles (“GAAP”). All amounts are expressed in United States dollars unless otherwise indicated.

The Audit Committee of the Board of Directors of the Company, consisting of three independent directors, has reviewed this document pursuant to its mandate and charter.

Forward Looking Statements

This Management Discussion and Analysis contains certain forward-looking statements concerning anticipated developments in PolyMet’s operations in the future. Forward-looking statements are frequently, but not always, identified by words such as “expects,” “anticipates,” “believes,” “intends,” “estimates,” “potential,” “possible,” and similar expressions, or statements that events, conditions or results “will,” “may,” “could,” or “should” occur or be achieved. These forward-looking statements may include statements regarding exploration results and budgets, mineral resource and mineral reserve estimates, work programs, capital expenditures, timelines including timelines for third-party studies and issuance of permit to operate by various government agencies, strategic plans, the market price of metals, costs, or other statements that are not a statement of fact. Forward-looking statements address future events and conditions and therefore involve inherent risks and uncertainties. Actual results may differ materially from those currently anticipated in such statements due to a variety of risks, uncertainties and other factors. PolyMet’s forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made, and PolyMet does not assume any obligation to update forward-looking statements if circumstances or management’s beliefs, expectations and opinions should change.

Cautionary note to U.S. investors: the terms “measured and indicated mineral resource”, “mineral resource”, and “inferred mineral resource” used in this Management Discussion and Analysis are Canadian geological and mining terms as defined in accordance with National Instrument 43-101, Standards of Disclosure for Mineral Projects (“NI 43-101”) under the guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) Standards on Mineral Resources and Mineral Reserves. U.S. investors are advised that while such terms are recognized and required under Canadian regulations, the SEC does not recognize these terms. Mineral Resources do not have demonstrated economic viability. It cannot be assumed that all or any part of a Mineral Resource will ever be upgraded to Mineral Reserves. Under Canadian rules, estimates of inferred mineral resources may not form the basis of or be included in feasibility or other studies. U.S. investors are cautioned not to assume that any part of an inferred mineral resource exists, or is economically or legally mineable.

Specific reference is made to PolyMet’s most recent Form 20-F/Annual Information Form on file with the SEC and Canadian securities authorities for a discussion of some of the factors underlying forward-looking statements.

POLYMET MINING CORP.
MANAGEMENT DISCUSSION AND ANALYSIS
FORM 51-102F1
For the year ended 31 January, 2008
US Funds

Description of Business and Summary of Recent Events

PolyMet is a Toronto Stock Exchange and American Stock Exchange listed Issuer engaged in the exploration and development, when warranted, of natural resource properties. The Company’s primary mineral property and principal focus is the commercial development of its NorthMet Project, a polymetallic project in northeastern Minnesota, USA which hosts copper, nickel, cobalt and platinum group metal mineralization.

Asset Acquisitions

On 15 November 2005 the Company, through its Minnesota subsidiary (Poly Met Mining, Inc.), completed the early exercise of PolyMet’s option with Cleveland Cliffs, Inc. (NYSE:CLF) (“Cliffs”) to acquire the Erie Plant, which is located 10 kilometers west of the NorthMet deposit. The plant was operated by Cliffs for many years and was acquired by Cliffs in early 2001 from LTV Steel Mining Company after that company’s bankruptcy when the plant was placed on care-and-maintenance with a view to a potential restart. With minor modification, the crushing and milling circuits can be used for the NorthMet ore. The plant assets now owned by PolyMet include crushing and milling capacity, comprehensive spare parts, plant site buildings, real estate, tailings impoundments and mine workshops, as well as access to extensive mining infrastructure including roads, rail, water, and power. A new hydrometallurgical plant is planned to be installed adjacent to the existing mill on surplus land.

PolyMet plans to refurbish and reactivate the crushing, concentrating and tailings facilities at the Erie Plant to produce concentrates containing copper, nickel, cobalt and precious metals. The concentrates may be sold prior to completion of construction and commissioning of the new hydrometallurgical metal recovery processing facilities. Once completed, the new hydrometallurgical plant will produce copper metal, nickel-cobalt hydroxide and a precious metals precipitate.

On 20 December 2006 the Company acquired from Cliffs, property and associated rights sufficient to provide it with a railroad connection linking the mine development site and the Erie Plant. This transaction also included 120 railcars, locomotive fuelling and maintenance facilities, water rights and pipelines, large administrative offices on site and an additional 6,000 acres to the east and west of and contiguous to its existing tailing facilities.

PolyMet has indemnified Cliffs for ongoing reclamation and remediation associated with the property under both transactions.

Feasibility Study, Mineral Resources and Mineral Reserves

On 25 September 2006 PolyMet announced that the Definitive Feasibility Study (“DFS”) prepared by Bateman Engineering (Pty) Ltd. (“Bateman”) confirmed the economic and technical viability of the NorthMet Project. The executive summary of the DFS was summarized in a Technical Report that conforms to National Instrument 43-101 (“NI 43-101”) and has been filed on PolyMet’s website (www.polymetmining.com) and on SEDAR.

The DFS described measured and indicated mineral resources of 422.1 million tons grading 0.28% copper, 0.08% nickel and 0.01 ounces per ton (“opt”) of precious metals (palladium, platinum and gold). In addition, the DFS reported inferred mineral resources of 120.6 million tons grading 0.25% copper, 0.07% nickel, and 0.01 opt of precious metals. Mineral resources are not reserves and do not have demonstrated economic viability.

POLYMET MINING CORP.
MANAGEMENT DISCUSSION AND ANALYSIS
FORM 51-102F1
For the year ended 31 January, 2008
US Funds

The DFS also established proven and probable mineral reserves. This material, contained within the measured and indicated mineral resources, totals 181.7 million tons grading 0.31% copper, 0.09% nickel, and 0.01 opt of precious metals. These mineral reserves and mineral resources are based on copper at $1.25 per pound, nickel at $5.60 per pound, and precious metal prices of $210, $800, and $400 per ounce respectively for palladium, platinum and gold.

The DFS is based on processing of 32,000 tons of ore per day, which is the size of operation under environmental review for which operating permits are being sought.

The DFS estimated initial direct capital costs, including contingency, of approximately $312 million. Indirect costs including engineering and construction management, project insurance, the anticipated cost of environmental insurance related to reclamation and closure guarantees, and other owner’s costs were estimated at $68 million, for a total capital cost of approximately $380 million. Sustaining capital was projected at a total of $72 million for the first 20 years.

During the year ended 31 January, 2008, and up to the date of this Management Discussion and Analysis, the Company continued to advance its NorthMet Project including the activities noted below.

The Company completed its scheduled drilling program and on 9 August 2007 reported that measured and indicated mineral resources at the NorthMet Project increased by 51% to 638 million short tons from the 422 million short tons reported in the DFS. The revised mineral resource estimates are based on the same cut-off grades used in the DFS – namely a Net Metal Value (“NMV”) of US$7.42 per ton, reflecting mine planning at a copper price of US$1.25 per pound and a nickel price of US$5.60 per pound – see notes to the following table.

The increase in mineral resources reflects two changes:

  Data from the winter drill program which confirmed the continuity of the main mineralized zone and the size of an upper level part of the ore body called the Magenta Zone, which extends down dip and to the west. These changes contributed 149 million short tons to the increase in measured and indicated mineral resources.
  Extension of the overall mineral envelope to approximately 1,600 feet below surface, compared with the prior cutoff at approximately 1,100 feet below surface. This change contributed 67 million short tons to the increase in measured and indicated mineral resources.

As a result, measured and indicated mineral resources have increased by 216 million short tons to 638 million short tons and inferred mineral resources have been expanded to 252 million short tons from 121 million short tons – all on the DFS cut-off grade. Details of the mineral resources are set out in the following table.

POLYMET MINING CORP.
MANAGEMENT DISCUSSION AND ANALYSIS
FORM 51-102F1
For the year ended 31 January, 2008
US Funds

Updated Mineral Resources compared with DFS

	Short	Copper	Nickel	Cobalt	Precious Metals
	(million)	(%)	(%)	(%)	(oz/st)	(g/mt)
Updated Mineral Resouce Estimate
Measured	187.0	0.287	0.084	0.007	0.010	0.359
Indicated	451.1	0.256	0.075	0.007	0.009	0.325
Measured & Indicated	638.2	0.265	0.078	0.007	0.010	0.334
Inferred	251.6	0.275	0.079	0.006	0.011	0.385
DFS
Measured	133.7	0.298	0.087	0.008	0.011	0.371
Indicated	288.4	0.266	0.078	0.007	0.010	0.330
Measured & Indicated	422.1	0.276	0.081	0.007	0.010	0.343
Inferred	120.6	0.247	0.074	0.007	0.009	0.315
Change in M&I from DFS to Current
Infill drilling	149.3
Extension to 0' elevation from 500' elevation	66.7
Total change	216.1

1.

Mineral Resources have been calculated using the following metal prices: Copper - $1.25/lb, Nickel - $5.60 per pound, Cobalt - $15.25/lb, Palladium - $210 per ounce, Platinum - $800 per ounce and Gold - $400 per ounce.

2.

The Net Metal Value (NMV) is calculated by summing the product of the grade of each metal, the metal price (in the same units) used in resource modeling, the expected metal recovery, and the expected payment terms as set out in the DFS.

The resource estimate update was completed by a team from the Toronto office of Wardrop Engineering working closely with PolyMet’s chief geologist Richard Patelke. A NI 43-101 compliant report describing this increase was issued in September 2007 and has been filed on PolyMet’s website (www.polymetmining.com) and on SEDAR. Pierre Desautels of Wardrop and Richard Patelke of PolyMet are the Qualified Persons for this report.

On 26 September 2007 PolyMet reported that proven and probable mineable reserves at the NorthMet Project have increased, on an interim basis, by 51% to 275 million short tons from the 182 million short tons reported in the DFS.

The interim reserves are constrained to mineable blocks associated with material contained in the measured, indicated, and inferred resource blocks in the DFS for which detailed mining cost estimates, infrastructure planning, and waste rock stockpile locations were prepared as part of a larger study supporting the DFS.

It should be noted that the inferred resources were not included in the DFS or in this interim reserve update.

POLYMET MINING CORP.
MANAGEMENT DISCUSSION AND ANALYSIS
FORM 51-102F1
For the year ended 31 January, 2008
US Funds

In conjunction with this interim increase in reserves, the strip (waste:ore) ratio for the revised mine plan has declined to 1.46:1 from 1.66:1.

Interim Updated Reserves compared with DFS

	Short Tons	Copper	Nickel	Cobalt	Precious Metals
	(millions)	(%)	(%)	(%)	(oz/st)	(g/mt)
Updated Reserve Estimate
Proven	118.1	0.30	0.09	0.008	0.011	0.368
Probable	156.5	0.27	0.08	0.008	0.010	0.327
Proven and Probable	274.7	0.28	0.08	0.008	0.010	0.337
Waste	401.2
Strip Ratio	1.46

DFS
Proven	80.4	0.32	0.09	0.008	0.012	0.406
Probable	101.3	0.30	0.08	0.007	0.011	0.385
Proven and Probable	181.7	0.31	0.08	0.008	0.012	0.395
Waste	302.3
Strip Ratio	1.66

1.	The terms Mineral Resources and Reserves as used herein conform to the definitions contained in National Instrument 43-101.
2.

Mineral Resources and Reserves have been calculated using the following metal prices: Copper - $1.25/lb, Nickel - $5.60 per pound, Cobalt - $15.25/lb, Palladium - $210 per ounce, Platinum - $800 per ounce and Gold - $400 per ounce.

The reserve estimate update was completed by a team from the Toronto office of Wardrop Engineering working closely with PolyMet's team of Don Hunter and Richard Patelke. Gordon Zurowski of Wardrop and Don Hunter of PolyMet are the Qualified Persons.

During the second calendar quarter of 2008, PolyMet anticipates completing a full update of operating and capital costs reflecting the planned use of a more efficient mining fleet than contemplated in the DFS, the results of an assessment of the marketability of copper-nickel concentrates during the construction and commissioning of the hydrometallurgical plant, and other operating parameters. The reserves, which reflect mine planning, will be constrained to approximately the same pit envelop as the plan under environmental impact review and permitting.

Environment and Schedule

In January 2007, the Company submitted a Detailed Project Description (“DPD”) to state and federal regulators. The DPD lays out the Company’s development plans and proposed environmental safeguards. Since then, the Company has submitted a supplemental DPD as well as more than 90 supporting research studies. Independent environmental contractors retained by the Minnesota Department of Natural Resources (“MDNR”) are preparing the Environmental Impact Statement (“EIS”) for the Project.

On 15 February, 2008, PolyMet announced that, in order to make the draft EIS as thorough and complete as possible, extra time is being taken by the MDNR to validate and verify sampling, monitoring, and modeling data. The MDNR anticipates the validation and drafting of the draft EIS will be completed before the end of the second quarter of 2008.

The draft EIS will be an assessment of potential environmental, social and economic effects of

POLYMET MINING CORP.
MANAGEMENT DISCUSSION AND ANALYSIS
FORM 51-102F1
For the year ended 31 January, 2008
US Funds

the proposed project. Once the draft EIS is published, non-government organizations, government agencies and the public will have an opportunity to comment. The final EIS will incorporate analysis and appropriate responses to comments, a process that can take several months. The issuance of a final EIS would allow the MDNR to issue environmental and operating permits. Prior to receipt of these permits, the Company intends to secure production debt financing that would be available upon receipt of key permits, with construction slated to start upon availability of construction finance.

Construction of NorthMet is expected to be made up of four major components:

1.	Implementation of environmental safeguards;
2.	Construction of the mine and reactivation of some existing mine infrastructure;
3.	Refurbishment of the existing Erie Plant facilities and construction of new flotation facilities, and
4.	Construction of a new hydrometallurgical plant.

Key Developments

During the year ended 31 January 2008 PolyMet appointed key operating and construction staff for the development of the NorthMet Project. In March, The Company announced the promotion of Joe Scipioni to Chief Operating Officer and the appointment of Phillip Brodie-Hall as Executive Vice-President, Project Development, and Andy Clark as Project Manager, Process Plant. In August the Company announced additional appointments of three senior members of its Minnesota management team. LaTisha Gietzen, Vice-President of Public, Government, and Environmental Affairs, is in charge of government and public relations. James Tieberg, Division Manager of Mining, is overseeing mine development, construction, and operations. David Draves, Site Controller, is responsible for financial controls and accounting at the NorthMet Project.

On 25 April 2007, the Company’s agreement with Minnesota Power, whereby Minnesota Power will provide all of PolyMet’s electric service needs at its NorthMet Project, was approved by the Minnesota Public Utilities Commission.

In addition to the aforementioned developments, PolyMet completed the following activities.

In February 2007, PolyMet graduated from the TSX Venture Exchange to the Toronto Stock Exchange (“TSX”) and commenced trading on the TSX under the symbol POM.

In March 2007, BNP Paribas (“BNPP”), acting in its construction financing advisor capacity, retained Micon International Limited (“Micon”) as Independent Engineer in connection with construction finance for the NorthMet Project.

On 8 March 2007, the Company announced that William D. Corneliuson joined its Board of Directors.

On 17 April 2007, PolyMet announced that it had closed a private placement financing of 15 million units, at US$2.75 per unit with each unit comprising one common share and one-half of one warrant. Each, whole warrant is exercisable into a common share at a price of US$4.00 at any time until 13 October 2008 subject to an early trigger if the 20-day volume weighted average price of the common shares is US$6.00 or more. After paying cash finders’ fees totaling US$1.43 million, the financing raised $39.82 million.

POLYMET MINING CORP.
MANAGEMENT DISCUSSION AND ANALYSIS
FORM 51-102F1
For the year ended 31 January, 2008
US Funds

In May 2007, Warren Hudelson retired from his position as Executive Vice President and Director of the US subsidiary, Poly Met Mining, Inc. but he continues as an advisor to the Company in connection with permitting of the NorthMet Property.

On 4 September 2007, the Company announced that it had signed a comprehensive Project Labour Agreement (“PLA”) governing the planned construction of the NorthMet Project. The PLA secures a supply of construction labour for NorthMet and defines the ground rules for working conditions, schedules, overtime and safety. The agreement also includes “no strike” provisions.

On 5 February 2008, PolyMet announced that it has re-allocated responsibilities amongst its senior management team and was relocating its headquarters to Hoyt Lakes, Minnesota. William Murray, formerly President and CEO, was appointed Executive Chairman, and Joe Scipioni assumed Mr. Murray's former role as President and CEO. Ian Forrest, the former Chairman, continues to serve as an independent director and as Chairman of the Audit Committee.

On 19 February 2008, PolyMet announced that Frank Sims and Joe Scipioni had joined its board of directors.

SELECTED ANNUAL FINANCIAL INFORMATION
	Year Ended 31 January
	(thousands of U.S. dollars including notes)
	2008		2007		2006
	$		$		$
Revenue	-		-		-
Loss for the Year	3,690	(1)	17,893	(2)	15,929	(3))
U.S. GAAP Loss for the Year	4,124		18,126		15,976
Loss per Share	(0.03)		(0.16)		(0.22)
U.S. GAAP Loss per Share	(0.03)		(0.16)		(0.22)
Total Assets	89,199	(4)	48,731	(5)	26,034
U.S. GAAP Total Assets	88,485	(4)	48,451	(5)	25,987
Long Term Debt (6)	10,834		11,853		1,420
Total Shareholders’ Equity	69,151		29,938		19,387
U.S. GAAP Total Shareholders’ Equity	68,437		29,658		19,340

(1)	Includes stock based compensation of $635.
(2)	Includes stock based compensation of $4,723, $1,289 for bonus shares expensed as consulting fees and office costs and corporate wages and pre-feasibility costs of $8,844.
(3)	Includes stock based compensation of $3,523 and pre-feasibility costs of $11,120.
(4)	Increase compared to 31 January 2007 primarily due to cash proceeds from private financing and increases in mineral property, plant and equipment as a result of amounts capitalized in the year.
(5)

Increase compared to 31 January 2006 primarily a result of cash proceeds from warrant exercise and increases in mineral property, plant and equipment as a result of the acquisition of additional buildings and property from Cliffs and amounts capitalized after the completion of the Definitive Feasibility Study offset by Loss for the Year.

(6)	Debt represents the unpaid cash portion of the consideration for the Cliffs transactions in the years ended 31 January 2007 and 2006.

POLYMET MINING CORP.
MANAGEMENT DISCUSSION AND ANALYSIS
FORM 51-102F1
For the year ended 31 January, 2008
US Funds

This financial information has been reported in accordance with Canadian GAAP and denominated in United States dollars, the Company’s reporting currency. The only material differences between Canadian and United States GAAP for the Company relates to the fact that accretion on asset retirement obligations which is capitalized under the Canadian basis must be expensed under the U.S. basis.

Results of Operations

Comparison of the years ending 31 January 2008 and 31 January 2007

a) Loss for the Year:

During the year ended 31 January 2008, the Company incurred a loss of $3.690 million ($0.03 loss per share) compared to a loss of $17.893 million ($0.16 loss per share) in 2007. The decrease in the net loss for the period was primarily attributable to:

  Upon completion of the DFS in late September 2006, the Company commenced capitalizing those costs directly related to the NorthMet Project (prior to this those costs had been expensed in line with the Company’s accounting policy in this area);
  During fiscal 2008 stock-based compensation expense was $635,000 compared to $4.723 million in the prior year due to the fact that $2.422 million of stock option costs were capitalized to mineral property, plant and equipment in 2008 (prior year period - $nil) and the timing of accounting as most of the options issued in fiscal 2008 have vesting periods while almost all of those issued in fiscal 2007 vested on issuance;
  During fiscal 2007, the Company issued $1.289 million of bonus shares for the successful completion of Milestone 3 (completion of a DFS which indicates that commercial production from the NorthMet Project is viable), and
  Interest income in the year ended 31 January 2008 was $1.168 million compared to $428,000 in the prior year period due primarily to higher cash balances as a result of the completion of a private placement late in April 2007.

The above was partially offset by the recording of an “other than temporary impairment” loss of $1.050 million on an investment made by the Company during the current year.

General and Administrative expense in the year ended 31 January 2008, excluding non-cash stock based compensation related to incentive stock options, was $3.764 million compared with $4.251 million for the prior year. The decrease was due to the impact of the bonus shares in the prior year being greater than the increased corporate activities and higher office and corporate wage expenses in the current period as a result of additional personnel and cash bonuses.

Foreign exchange translation gains were $566,000 for the year ended 31 January 2008 (prior year – loss of $536,000) due to the increasing strength of the Canadian dollar compared to the U.S. dollar.

b) Cash Flows:

Cash used in operating activities in the year ended 31 January 2008 was $2.690 million compared to cash used in the prior year of $12.228 million. The variance in cash related to operating activities is due to the decrease in cash related operating expenditures described above, partially offset by an increase in prepaids in the current year period.

POLYMET MINING CORP.
MANAGEMENT DISCUSSION AND ANALYSIS
FORM 51-102F1
For the year ended 31 January, 2008
US Funds

Cash provided by financing activities for the year ended 31 January 2008 was $37.533 million compared with $13.625 million in the prior year. The current year activity was primarily due to the private placement which closed in April and $2.000 million of scheduled repayment of debt (prior year period - $1.250 million) and deferred financing costs of $293,000 relating to BNPP (prior year period - $200,000). In the year ended 31 January 2007 option and warrant exercises provided cash of $15.075 million (current year - $303,000).

Cash used in investing activities for the year ended 31 January 2008 was $23.656 million compared with $4.171 million in the preceding year, with the increase being the result of capitalization of site related costs for the full year, compared to only four months in the prior year, and the purchase of $2.495 million of common shares of a publicly traded Canadian mining company whose primary business is the operation of a recently recommissioned base metal mine.

Total cash for the year ended 31 January 2008 increased by $11.187 million for a balance of $20.084 million compared to the year ended 31 January 2007 where cash decreased by $2.774 million to a balance of $8.897 million.

c) Capital Expenditures:

During the year ended 31 January 2008 the Company capitalized $26.853 million (2007 - $23.919 million) of costs primarily directly related to site activity, the draft EIS and permitting after the completion of the DFS and the purchase of equipment including a used drill. The prior year balance includes costs capitalized in the Cliffs II transaction. The Company also capitalized $293,000 (2007 - $1.397 million) of costs related to the agreement with BNPP to assist PolyMet in all aspects of preparation for construction finance.

Comparison of the years ending 31 January 2007 and 31 January 2006

a)	Loss for the Year:

During the year the Company incurred a loss of $17.893 million ($0.16 loss per share) compared to a loss of $15.929 million ($0.22 loss per share) in 2006. The increase in the net loss for the year was primarily attributable to:

	•	the increased level of work, and
•

an increase in general and administrative costs including non-cash stock compensation expense of $4.723 million (2006 - $3.523 million) and non-cash consulting fees expense of $1.289 million (2006 - $Nil).

This was partially offset by lower pre-feasibility costs as the DFS was completed effective 1 October 2006 and site costs from that date were capitalized.

General and Administrative expense for the year ended 31 January 2007 excluding non- cash stock based compensation expenses was $4.251 million compared with $1.655 million for the year ended 31 January 2006. The Company reported an increase in expenditures for:

•

Consulting fees were $1.458 million (2006 - $366,000) as a result of increased activity at both the corporate and project level and the issuance of bonus shares for successful completion of Milestone 3 (completion of the DFS that confirmed the technical and economic viability of the NorthMet Project);

	•	Professional fees totaled $790,000 (2006 - $151,000) owing to increased legal,

POLYMET MINING CORP.
MANAGEMENT DISCUSSION AND ANALYSIS
FORM 51-102F1
For the year ended 31 January, 2008
US Funds

audit and other advisory fees as a result of increased corporate activity, and
•	Transfer agent and filing fees were $272,000 (2006 - $65,000) as a result of listing on the Toronto Stock Exchange and the American Stock Exchange during the period.

Net interest income during the year ended 31 January 2007 was $428,000 compared with $148,000 in the year ended 31 January 2006 as a result of higher cash balances on deposit and higher interest rates. Foreign exchange translation losses were $536,000 for the year ended 31 January 2007 (2006 – gain of $221,000) due to changes in exposure and fluctuations in foreign exchange rates.

b)	Cash Flows:

Cash used in operating activities in the year ended 31 January 2007 was $12.228 million compared to cash used in the year ended 31 January 2006 of $10.846 million. The increase in cash used is a consequence of the expenditures described above and changes in working capital.

Cash used in investing activities for the year ended 31 January 2007 was $4.171 million compared with $203,000 in the year ended 31 January 2006, with the increase being the result of capitalization of site related costs subsequent to the completion of the DFS late in September 2006 and the cashing of a term deposit in the prior year.

Cash from financing activities for the year ended 31 January 2007 was $13.625 million compared with $22.209 million in the year ended 31 January 2006. This comprised $15.075 million (2006 - $22.209 million) from the exercise of options and share purchase warrants, share subscriptions received and proceeds of a private placement; less $1.250 million (2006 - $Nil) scheduled repayment of the notes to Cliffs and $200,000 (2006 - $Nil) of financing costs relating to BNPP.

Total cash for the year ended 31 January 2007 decreased by $2.774 million for a balance of $8.897 million compared to the year ended 31 January 2006 where cash increased $11.160 million to a balance of $11.671 million.

c)	Capital Expenditures

During the year ended 31 January 2007 the Company capitalized $23.919 million (2006 - $13.502 million) of costs directly related to the Cliffs II acquisition (2006 represented the November 2005 Cliffs acquisition) and site activity after the completion of the DFS and $1.397 million of costs (2006 - $Nil) related to the agreement with BNPP to assist PolyMet in all aspects of preparation for construction finance.

POLYMET MINING CORP.
MANAGEMENT DISCUSSION AND ANALYSIS
FORM 51-102F1
For the year ended 31 January, 2008
US Funds

Summary of Quarterly Results
(All figures in Thousands of U.S. dollars except Loss per share)

Three Months Ended	Jan. 31 2008 $	Oct. 31 2007 $	July 31 2007 $	Apr. 30 2007 $	Jan. 31 2007 $	Oct. 31 2006 $	July 31 2006 $	Apr. 30 2006 $
Total Revenues	-	-	-	-	-	-	-	-
Pre-feasibility costs	-	-	-	-	-	(1,708)	(3,441)	(3,695)
General and Administrative	(1,111)	(985)	(1,008)	(1,295)	(1,120)	(2,451)	(1,098)	(4,305)
Other Income (Expenses)	(798)	611	498	398	(466)	295	(26)	122
Net Loss	(1,909)	(374)	(510)	(897)	(1,586)	(3,864)	(4,565)	(7,878)
Loss per share	(0.01)	(0.00)	(0.00)	(0.01)	(0.01)	(0.03)	(0.04)	(0.07)

Significant items to report for the quarterly results are as follows:

The quarter ended 31 January 2008 had an investment loss of $1,050,000. There were no investment losses in the other quarters.

The net loss included stock based compensation expense for the quarters ended:

1.	31 January 2008 - $39,000
2.	31 October 2007 - $80,000
3.	31 July 2007 - $125,000
4.	30 April 2007 - $391,000
5.	31 January 2007 - $61,000
6.	31 October 2006 - $524,000
7.	31 July 2006 - $349,000
8.	30 April 2006 - $3,789,000

Financing Activities

During the year ended 31 January 2008 the Company issued 15 million units at US$2.75 per unit, with each unit comprising one common share and one-half of one warrant (for accounting purposes, the value of the units was bifurcated between the common shares and the warrants). Each whole warrant is exercisable into a common share at a price of US$4.00 at any time until 13 October 2008, subject to an early trigger if the 20-day volume weighted average price of the common shares is US$6.00 or more. In connection with the private placement, the Company paid finders’ fees totaling US$1.43 million in cash, 150,000 shares and 520,000 broker warrants having the same terms as the warrants described above. During the period the Company also issued 462,199 shares upon exercise of options for proceeds of $303,000.

During the year ended 31 January 2007 the Company issued:

(i)	14,662,703 shares upon the exercise of warrants for proceeds of $14.310 million;
(ii)	2,193,000 shares upon the exercise of options for proceeds of $765,000, and
(iii)	2,350,000 shares under the Company’s Bonus Share Plan for deemed proceeds of $1,289,000.

POLYMET MINING CORP.
MANAGEMENT DISCUSSION AND ANALYSIS
FORM 51-102F1
For the year ended 31 January, 2008
US Funds

Liquidity And Capital Resources

As at 31 January 2008 the Company had working capital of $16.558 million compared with $5.240 million at 31 January 2007 consisting primarily of cash of $20.084 million (31 January 2007 - $8.897 million), prepaids of $793,000 (31 January 2007 - $210,000) investments of $1.445 million (31 January 2007 - $nil) accounts payable and accrued liabilities of $4.266 million (31 January 2007 - $1.518 million) and the current portion of the notes to Cliffs of $1.401 million (31 January 2007 - $2.000 million). The Company expects to pay the remaining balance of $10.834 million (31 January 2007 - $11.853 million) long term notes to Cliffs from working capital, additional financing and funds from operations once commercial production has commenced. The Company’s cash is primarily held in deposits and bearer deposits of a major Canadian bank and does not include any exposure to asset-backed commercial paper.

The following table lists as of 31 January 2008 information with respect to the Company’s known contractual obligations:

	Payments due by period
	Total	Less than	1 – 3 years	3 – 5 years	More than 5
Contractual Obligations		1 year			years
Accounts payable and	$4,266,000	$4,266,000	$-	$-	$-
accrued liabilities
Long-term accounts	108,000	-	108,000
payable
Long-term debt obligations	15,782,000	1,843,000	7,837,000	2,914,000	3,188,000
Asset retirement obligation	23,582,000	279,000	1,813,000	521,000	20,969,000
Total	$43,838,000	$6,488,000	$9,758,000	$3,435,000	$24,157,000

Long-term debt obligations (including the current portion) are set out in this table on an undiscounted basis and include anticipated interest. Asset retirement obligation represents the undiscounted obligation at 31 January 2008.

As at 31 January 2008 the Company, in addition to its obligation to Cliffs as described herein, has obligations to issue shares under the Company’s Bonus Share Plan. The Company has received shareholder approval for the Bonus Shares of Milestones 1 – 4 and regulatory approval for Milestones 1, 2 and 3. Milestone 4 is subject to regulatory approval, which will be sought when the Company is closer to completing this Milestone. To date 3,940,000 shares have been issued for the achievement of Milestones 1 and 3. The bonus shares allocated for Milestones 1 thru 4 are valued using the Company’s closing trading price on 28 May 2004 of CDN$0.75 per share, the date of the approval of the bonus plan by the disinterested shareholders. The Company also has outstanding firm commitments of $500,000.

The Company is funded to meet its current obligations through to permitting and to service and repay its debt to Cliffs due in the next year.

Should the Company wish to continue to advance the NorthMet Project to commercial production PolyMet will require additional funds. As the Company has no operating revenues, the only source of liquidity consists primarily of cash from proceeds of project debt, other debt and equity financing.

There can be no assurance that the Company will be able to continue to raise funds, in which case it may be unable to continue to advance the NorthMet Project. Should PolyMet be unable to realize on its assets and discharge its liabilities in the normal course of business, the

POLYMET MINING CORP.
MANAGEMENT DISCUSSION AND ANALYSIS
FORM 51-102F1
For the year ended 31 January, 2008
US Funds

realizable value of its assets may be materially less than the amounts recorded on the balance sheets.

Shareholder Rights Plan

Effective 25 May 2007, the Company adopted an updated Shareholder Rights Plan (“Rights Plan”), which was approved by the Company’s shareholders’ on 27 June 2007. Under the Rights Plan, the Company has issued one right for no consideration in respect of each outstanding common share of the Company to all holders of record of common shares on 4 December 2003. All common shares subsequently issued by the Company during the term of the Rights Plan will have one right represented for each common share held by the shareholder of the Company. The term of the Rights Plan is 10 years, unless the rights are earlier redeemed or exchanged. The Rights issued under the Rights Plan become exercisable only if a party acquires 20% or more of the Company's common shares without complying with the Rights Plan or without the approval of the Board of Directors of the Company.

Each Right entitles the registered holder thereof to purchase from the Company on the occurrence of certain events, one common share of the Company at the price of CDN$50 per share, subject to adjustment (the “Exercise Price”). However, if a Flip-in Event (as defined in the Rights Plan) occurs, each Right would then entitle the registered holder to receive, upon payment of the Exercise Price, that number of common shares that have a market value at the date of that occurrence equal to twice the Exercise Price. The Rights are not exercisable until the Separation Time as defined in the Rights Plan.

Off Balance-Sheet Arrangements

The Company does not utilize off-balance sheet arrangements.

Related Party Transactions

The Company has conducted transactions with officers, directors and persons or companies related to directors and paid or accrued amounts as follows:

	2008	2007	2006

Consulting fees paid to Directors of
the Company and rent and offices
charges paid to a company of the
which the president is a director	$143,000	$184,000	$103,000

The amounts charged to the Company for the services provided have been determined by negotiation among the parties and, in certain cases, are covered by signed agreements. These transactions were in the normal course of operations and were measured at the exchange value, which is the amount of consideration established and agreed to by the related parties.

During the year ended 31 January 2008, the Company paid $63,000 (2007 - $62,000 and 2006 - $37,000) to Dr. Dreisinger for consulting fees primarily in connection with activities related to the processing / technical side of the NorthMet project and related expenses (the latter were supported by invoices and receipts). The consulting fees in 2008 were based on a monthly fee of Canadian $5,500 plus general sales tax.

POLYMET MINING CORP.
MANAGEMENT DISCUSSION AND ANALYSIS
FORM 51-102F1
For the year ended 31 January, 2008
US Funds

During the year ended 31 January 2008, the Company paid $55,000 (2007 - $59,600 and 2006 - $41,000) to Mr. Swearingen for consulting fees primarily in connection with activities related to our agreements with Cliffs Erie L.L.C. and land tenure and related expenses (the latter were supported by invoices and receipts). The consulting fees in 2007 were based on a monthly fee of $5,000.

Proposed Transactions

There are no transactions that will materially affect the performance of the Company.

Subsequent Events

There have been no material subsequent events since 31 January 2008.

Changes in Accounting Policies Including Initial Adoption

The Company has adopted the following CICA guidelines effective for the Company commencing 1 February 2007:

a)

Section 3855 – Financial Instruments – Recognition and Measurement. Section 3855 requires that all financial assets, except those classified as held to maturity, and derivative financial instruments, must be measured at fair value. All financial liabilities must be measured at fair value when they are classified as held for trading, otherwise, they are measured at cost. Investments classified as available for sale are reported at fair market value based on quoted market prices with unrealized gains or losses excluded from earnings and reported as other comprehensive income or loss. All financial assets and liabilities have been classified as either held-to-maturity, available-for-sale, held for trading or loans and receivables effective 1 February 2007. Investments subject to significant influence are reported at cost and not adjusted to fair market value.

b)

Section 1530 – Comprehensive Income - Comprehensive income or loss is the change in the Company’s net assets that results from transactions, events and circumstances from sources other than the Company’s shareholders and includes items that would not normally be included in net earnings such as unrealized gains or losses on available-for-sale investments. Other comprehensive income would include the holding gains and losses from available for sale securities which are not included in net loss until realized.

c)

Section 3865 – Hedges. This new standard specifies the criteria under which hedge accounting can be applied and how hedge accounting can be executed for each of the permitted hedging strategies: fair value hedges, cash flow hedges and hedges of foreign currency exposure of a net investment in self sustaining operations. The Company has not designated any instruments as hedges.

d)	The adoption of Sections 1530, 3855 and 3865 did not have any impact on the opening equity and deficit of the Company.

POLYMET MINING CORP.
MANAGEMENT DISCUSSION AND ANALYSIS
FORM 51-102F1
For the year ended 31 January, 2008
US Funds

Other MD&A Requirements

Outstanding Share Data

Authorized Capital:

Unlimited common shares without par value.

Issued and outstanding:

As at 23 April 2008,137,011,375 common shares were issued and outstanding.

Outstanding options, warrants and convertible securities as at 23 April 2008:

Type of Security	Number	Exercise Price (US$)	Expiry Date
Common share warrants	8,020,000	4.00	13 October 2008
Stock options	225,000	0.40	09 March 2009
Stock options	150,000	0.75	28 April 2009
Stock options	850,000	0.66	05 July 2009
Stock options	50,000	0.79	18 October 2009
Stock options	247,500	0.65	30 March 2010
Stock options	350,000	0.85	1 May 2010
Stock options	40,000	0.94	15 June 2010
Stock options	1,690,000	1.36	19 September 2010
Stock options	280,000	1.20	24 October 2010
Common share warrants	1,100,000	4.00	30 October 2010
Stock options	225,000	1.15	5 December 2010
Stock options	3,200,000	2.77	20 March 2011
Stock options	325,000	2.98	19 June 2011
Stock options	325,000	3.83	1 September 2011
Stock options	75,000	3.52	22 September 2011
Stock options	575,000	3.31	5 January 2012
Stock options	1,250,000	2.99	12 February 2012
Stock options	400,000	2.88	8 March 2012
Stock options	250,000	2.92	12 March 2012
Stock options	50,000	2.89	23 March 2012
Stock options	360,000	3.00	4 September 2012
Stock options	205,000	3.05	12 December 2012
Stock options	70,000	3.03	11 January 2013
Stock options	100,000	2.87	31 January 2013
Stock options	500,000	2.72	15 February 2014

Effective 25 May 2007, the Company adopted a new Omnibus Share Compensation Plan (“Stock Option Plan”), which was approved by the Company’s shareholders’ on 27 June 2007. The Stock Option Plan covers the Company’s employees, directors, officers and consultants.

POLYMET MINING CORP.
MANAGEMENT DISCUSSION AND ANALYSIS
FORM 51-102F1
For the year ended 31 January, 2008
US Funds

The options are granted for varying terms ranging from two to five years. The maximum number of common shares under the stock option plan shall not exceed (i) 10% of the outstanding common shares of the Company at the time of granting of the options and (ii) 18,592,888 common shares of the Company, of which 5,940,000 common shares are reserved for issuance as awards other than options.

Risks and Uncertainties

An investment in the Company’s common shares is highly speculative and subject to a number of risks and uncertainties. Only those persons who can bear the risk of the entire loss of their investment should participate. An investor should carefully consider the risks described below and other information filed with the Canadian and United States securities regulators before investing in the Company’s common shares. The risks described below are not the only ones faced. Additional risks that the Company currently believes are immaterial may become important factors that affect the Company’s business. If any of the following risks occur, the Company’s business, operating results and financial condition could be seriously harmed and investors could lose all of their investment.

Risks Relating to Our Business

Our metals exploration and development efforts are highly speculative in nature and may be unsuccessful.

As a development stage company, our work is speculative and involves unique and greater risks than are generally associated with other businesses.

The development of mineral deposits involves uncertainties, which careful evaluation, experience, and knowledge cannot eliminate. Although the discovery of an ore body may result in substantial rewards, few properties explored are ultimately developed into producing mines. It is impossible to ensure that the current development program we have planned will result in a profitable commercial mining operation. Significant capital investment is required to achieve commercial production from successful exploration efforts.

We are subject to all of the risks inherent in the mining industry, including, without limitation, the following:

  Success in discovering and developing commercially viable quantities of minerals is the result of a number of factors, including the quality of management, the interpretation of geological data, the level of geological and technical expertise and the quality of land available for exploration;

  Exploration for minerals is highly speculative and involves substantial risks, even when conducted on properties known to contain significant quantities of mineralization, and most exploration projects do not result in the discovery of commercially mineable deposits of ore;

  Operations are subject to a variety of existing laws and regulations relating to exploration and development, permitting procedures, safety precautions, property reclamation, employee health and safety, air and water quality standards, pollution and other environmental protection controls, all of which are subject to change and are becoming more stringent and costly to comply with;

POLYMET MINING CORP.
MANAGEMENT DISCUSSION AND ANALYSIS
FORM 51-102F1
For the year ended 31 January, 2008
US Funds

  A large number of factors beyond our control, including fluctuations in metal prices and production costs, inflation, the proximity and liquidity of precious metals and energy fuels markets and processing equipment, government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals and environmental protection, and other economic conditions, will affect the economic feasibility of mining;

  Substantial expenditures are required to construct mining and processing facilities;

  Title to mining properties may be subject to other claims, and

  In the development stage of a mining operation, our mining activities could be subject to substantial operating risks and hazards, including metal bullion losses, environmental hazards, industrial accidents, labor disputes, encountering unusual or unexpected geologic formations or other geological or grade problems, encountering unanticipated ground or water conditions, cave-ins, pit-wall failures, flooding, rock falls, periodic interruptions due to inclement weather conditions or other unfavorable operating conditions and other acts of God. Some of these risks and hazards are not insurable or may be subject to exclusion or limitation in any coverage which we obtain or may not be insured due to economic considerations.

We have had no production history and we do not know if we will generate revenues in the future.

While we were incorporated in 1981, we have no history of producing minerals. We have not developed or operated any mines, and we have no operating history upon which an evaluation of our future success or failure can be made. We currently have no mining operations of any kind. Our ability to achieve and maintain profitable mining operations is dependent upon a number of factors, including our ability to either attract a partner to operate, or to successfully build and operate mines, processing plants and related infrastructure ourselves.

We are subject to all the risks associated with establishing new mining. We may not successfully establish mining operations or profitably produce metals at any of our properties. As such, we do not know if we will ever generate revenues.

We have a history of losses which we expect to continue into the future.

As a development stage company with no holdings in any producing mines, we continue to incur losses and expect to incur losses in the future. As of 31 January 2008, we had an accumulated deficit of $56,289,000. We may not be able to achieve or sustain profitability in the future. If we do not begin to generate revenues or find alternate sources of capital, we may either have to suspend or cease operations.

We may not be able to raise the funds necessary to develop our mineral properties.

We will need to seek additional financing to complete our development and construction of the NorthMet Project. Sources of such external financing include future equity offerings, advance payments by potential customers to secure long-term supply concentrate or metal supply contracts, grants and low-cost debt from certain state financial institutions, and commercial debt secured by the NorthMet Project. The failure to obtain such additional financing could have a material adverse effect on our results of operations and financial condition. We may not be able to secure the financing necessary to sustain exploration and development activities in the future. If we cannot raise the money necessary to continue to explore and develop our property, we will have to suspend or cease operations.

POLYMET MINING CORP.
MANAGEMENT DISCUSSION AND ANALYSIS
FORM 51-102F1
For the year ended 31 January, 2008
US Funds

Our actual mineral reserves and mineral resources may not conform to our established estimates.

The figures for mineral reserves and mineral resources stated in this MD&A are estimates and no assurances can be given that the anticipated tonnages and grades will be achieved or that the indicated level of recovery will be realized. Market fluctuations and the prices of metals may render reserves and mineral resources uneconomic. Moreover, short-term operating factors relating to the mineral deposits, such as the need for the orderly development of the deposits or the processing of new or different grades of ore, may cause a mining operation to be unprofitable in any particular accounting period.

There is no assurance that any of our mineral resources will ever be classified as mineral reserves under the disclosure standards of the SEC.

This MD&A discusses our mineral resources in accordance with Canadian National Instrument 43-101. Resources are classified as “measured resources”, “indicated resources” and “inferred resources” under NI 43-101. However, U.S. investors are cautioned that the SEC does not recognize these resource classifications. There is no assurance that any of our mineral resources will be converted into mineral reserves under the disclosure standards of the United States Securities and Exchange Commission.

Our future activities could be subject to environmental laws and regulations which may have a materially adverse effect on our future operations.

We, like other development stage companies doing business in the United States and Canada, are subject to a variety of federal, provincial, state and local statutes, rules and regulations designed to, among other things:

  protect the environment, including the quality of the air and water in the vicinity of exploration, development, and mining operations;

  remediate the environmental impacts of those exploration, development, and mining operations;

  protect and preserve wetlands and endangered species, and

  mitigate negative impacts on certain archeological and cultural sites.

We are required to obtain various governmental permits to conduct exploration, development, construction and mining activities at our properties. Obtaining the necessary governmental permits is often a complex and time-consuming process involving numerous U.S. or Canadian federal, provincial, state, and local agencies. The duration and success of each permitting effort is contingent upon many variables not within our control. In the context of obtaining permits or approvals, we must comply with known standards, existing laws, and regulations that may entail greater or lesser costs and delays depending on the nature of the activity to be permitted and the interpretation of the laws and regulations implemented by the permitting authority. The failure to obtain certain permits or the adoption of more stringent permitting requirements could have a material adverse effect on our business, operations, and properties and we may be unable to proceed with our exploration and development programs.

Federal legislation and implementing regulations adopted and administered by the U.S. Environmental Protection Agency, Forest Service, Bureau of Land Management, Fish and Wildlife Service, Mine Safety and Health Administration, and other federal agencies, and legislation such as the Federal Clean Water Act, Clean Air Act, National Environmental Policy

POLYMET MINING CORP.
MANAGEMENT DISCUSSION AND ANALYSIS
FORM 51-102F1
For the year ended 31 January, 2008
US Funds

Act, Endangered Species Act, and Comprehensive Environmental Response, Compensation, and Liability Act, have a direct bearing on U.S. exploration, development and mining operations. Due to the uncertainties inherent in the permitting process, we cannot be certain that we will be able to obtain required approvals for proposed activities at any of our properties in a timely manner, or that our proposed activities will be allowed at all.

The process of obtaining federal and local regulatory approvals is increasingly cumbersome, time-consuming, and expensive, and the cost and uncertainty associated with the permitting process could have a material adverse effect on exploring, developing or mining our properties. Moreover, compliance with statutory environmental quality requirements described above may require significant capital outlays, significantly affect our earning power, or cause material changes in our intended activities. Environmental standards imposed by federal, state, or local governments may be changed or become more stringent in the future, which could materially and adversely affect our proposed activities.

Because the price of metals fluctuate, if the prices of metals in our ore body decrease below a specified level, it may no longer be profitable to develop our NorthMet Project.

Prices of metals are determined by some of the following factors:

  expectations for inflation;

  the strength of the United States dollar;

  global and regional supply and demand, and

  political and economic conditions and production costs in major metals producing regions of the world.

The aggregate effect of these factors on metals prices is impossible for us to predict. In addition, the prices of metals are sometimes subject to rapid short-term and/or prolonged changes because of speculative activities. The current demand for and supply of various metals affect the prices of copper, nickel, cobalt, platinum, palladium and gold, but not necessarily in the same manner as current supply and demand affect the prices of other commodities. The supply of these metals primarily consists of new production from mining. If the prices of copper, nickel, cobalt, platinum, palladium and gold are, for a substantial period, below our foreseeable costs of production, we could cease operations.

We may not have adequate, if any, insurance coverage for some business risks that could lead to economically harmful consequences to us.

Our businesses are generally subject to a number of risks and hazards, including:

  industrial accidents;

  railroad accidents;

  labor disputes;

  environmental hazards;

  electricity stoppages;

  equipment failure, and

  severe weather and other natural phenomena.

POLYMET MINING CORP.
MANAGEMENT DISCUSSION AND ANALYSIS
FORM 51-102F1
For the year ended 31 January, 2008
US Funds

These occurrences could result in damage to, or destruction of, mineral properties, production facilities, transportation facilities, or equipment. They could also result in personal injury or death, environmental damage, waste of resources or intermediate products, delays or interruption in mining, production or transportation activities, monetary losses and possible legal liability. The insurance we maintain against risks that are typical in our business may not provide adequate coverage. Insurance against some risks (including liabilities for environmental pollution or certain hazards or interruption of certain business activities) may not be available at a reasonable cost or at all. As a result, accidents or other negative developments involving our mining, production or transportation facilities could have a material adverse effect on our operations.

The mining industry is an intensely competitive industry.

We face intense competition from other mining and producing companies. In recent years, the mining industry has experienced significant consolidation among some of our competitors, as a result these companies may be more diversified than us. We cannot assure you that the result of current or further consolidation in the industry will not adversely affect us.

In addition, because mines have limited lives we must periodically seek to replace and expand our reserves by acquiring new properties. Significant competition exists to acquire properties producing or capable of producing copper, nickel and other metals.

We are dependent on our key personnel.

Our success depends on key members of management. The loss of the services of one or more of such key management personnel could have a material adverse effect on the Company. Our ability to manage exploration and development activities, and hence our success, will depend in large part on the efforts of these individuals. We face intense competition for qualified personnel, and we cannot be certain that we will be able to attract and retain such personnel.

We may experience delays, higher than expected costs, difficulties in obtaining environmental permits and other obstacles when implementing our capital expenditure projects.

We are investing heavily in various facets of our NorthMet Project. Our project is subject to a number of risks that may make it less successful than anticipated, including:

  we may encounter delays or higher than expected costs in obtaining the necessary equipment or services to build and operate our project,

  adverse mining conditions may delay and hamper our ability to produce the expected quantities of minerals.

If we are unable to successfully manage these risks, our growth prospects and profitability may suffer.

Risks Related to the Ownership of our Stock

We may experience volatility in our stock price.

Our common shares are listed for trading on the Toronto Stock Exchange and on the American Stock Exchange. Our shareholders may be unable to sell significant quantities of the common shares into the public trading markets without a significant reduction in the price

POLYMET MINING CORP.
MANAGEMENT DISCUSSION AND ANALYSIS
FORM 51-102F1
For the year ended 31 January, 2008
US Funds

of the shares, if at all. The market price of our common shares may be affected significantly by factors such as changes in our operating results, the availability of funds, fluctuations in the price of metals, the interest of investors, traders and others in development stage public companies such as us and general market conditions. In recent years the securities markets have experienced a high level of price and volume volatility, and the market price of securities of many companies, particularly small capitalization development companies similar to us, have experienced wide fluctuations, which have not necessarily been related to the operating performances, underlying asset values, or the future prospects of such companies. There can be no assurance that future fluctuations in the price of our shares will not occur.

A large number of shares will be eligible for future sale and may depress our stock price.

Our shares that are eligible for future sale may have an adverse effect on the price of our stock. As of 31 January 2008 there were 136,991,075 of our common shares outstanding. The average trading volume for the three months prior to 31 January 2008 was approximately 85,000 shares per day on the Toronto Stock Exchange and 212,000 shares per day on the American Stock Exchange. Sales of substantial amounts of our common shares, or a perception that such sales could occur, and the existence of options or warrants to purchase common shares at prices that may be below the then current market price of our common shares, could adversely affect the market price of our common shares and could impair our ability to raise capital through the sale of our equity securities.

Your ownership interest, voting power and the market price of our common stock may decrease because we have issued, and may continue to issue, a substantial number of securities convertible or exercisable into our common stock.

We have issued common shares and options, and warrants to purchase our common shares to satisfy our obligations and fund our operations. In the future, because we currently do not have a source of revenue, we will likely issue additional common shares, options, warrants, preferred stock or other securities exercisable for or convertible into our common shares to raise money for our continued operations or as non-cash incentives to our own and our subsidiaries' directors, officers, insiders, and key employees. If additional sales of equity occur, your ownership interest and voting power in us will be diluted and the market price of our common shares may decrease.

Under our 2007 Omnibus Share Compensation Plan (the “Plan”) which was adopted on 25 May 2007, approved by our shareholders on 27 June 2007, options may be granted equal in number the greater of (i) 10% of the Company’s issued and outstanding common shares and (ii)18,592,888 common shares, representing 13.62% of the company’s outstanding common shares at the time of the approval of the Plan, of which 5,940,000 common shares are reserved for issuance as awards other than options. As of 31 January 2008 we could issue options to purchase up to 13,655,887 shares. Under our bonus share incentive plan (the “Bonus Plan”) for our directors and key employees approved by the disinterested shareholders at the Company’s shareholders’ meeting held on 28 May 2004 we may issue an additional 4,940,000 shares upon achieving certain milestones.

Upon any issuances or exercise of options issued, the ownership interests and voting power of existing shareholders may be further diluted.

POLYMET MINING CORP.
MANAGEMENT DISCUSSION AND ANALYSIS
FORM 51-102F1
For the year ended 31 January, 2008
US Funds

We have a Shareholders Rights Plan Agreement and certain employment and management contracts that contain provisions designed to discourage a change of control.

An updated Shareholders Rights Plan between us and shareholders effective as of 27 June 2007 and certain employment and management agreements contain provisions that could discourage an acquisition or change of control without our board of directors’ approval. Under the Shareholders Rights Plan, if a shareholder individually or in concert with other shareholders acquires 20% or more of our common shares outstanding without complying with the Shareholder Rights Plan or without the approval of our Board of Directors, all holders of record will have a right to one common share for each share owned. Each right entitles the holder to a certain number of shares, as calculated under the Rights Plan. We have also entered into agreements with certain key employees and officers that contain severance provisions in the event of a take-over bid. The Rights Plan and the preceding agreements may make it more difficult for a third party to acquire control of us, even if such a change of control is more beneficial to shareholders.

Because we believe that we will be classified as a passive foreign investment company (a PFIC), U.S. holders of our common stock may be subject to United States federal income tax consequences that are worse than those that would apply if we were not a PFIC.

Because we believe that we will be classified as a passive foreign investment company (a PFIC), U.S. holders of our common stock may be subject to United States federal income tax consequences that are worse than those that would apply if we were not a PFIC, such as ordinary income treatment plus a charge in lieu of interest upon a sale or disposition of shares of our common stock even if the shares were held as a capital asset. See “Certain United States Federal Income Tax Consequences” in our Form 20-F / Annual Information Form on file with the SEC and Canadian securities authorities.

Conflicts of Interest

Certain directors, officers or promoters of the Company are directors, officers, significant shareholders or promoters of other publicly listed companies. As a result, potential conflicts of interest may arise with respect to the exercise by such persons of their respective duties for the Company. In the event that such a conflict of interest arises at a meeting of the directors of the Company, a director who has such a conflict will abstain from voting for or against the approval of such participation or such terms. In the appropriate cases, the Company will establish a special committee of independent directors to review a matter in which several directors, or management, may have a conflict. Other than as indicated, the Company has no other procedures or mechanisms to deal with conflicts of interest.

Absence of Dividends

The Company has never declared or paid cash dividends on its Common Shares and does not anticipate doing so in the foreseeable future. There can be no assurance that the Company's board of directors will ever declare cash dividends, which action is exclusively within its discretion. Investors cannot expect to receive a dividend on the Company's Common Shares in the foreseeable future, if at all.

Increased Costs and Compliance Risks as a Result of Being a Public Company

Legal, accounting and other expenses associated with public company reporting requirements have increased significantly in the past few years. The Company anticipates that general and administrative costs associated with regulatory compliance will continue to increase with

POLYMET MINING CORP.
MANAGEMENT DISCUSSION AND ANALYSIS
FORM 51-102F1
For the year ended 31 January, 2008
US Funds

recently adopted governance requirements, including requirements under the Sarbanes-Oxley Act of 2002, as well as new rules implemented by the United States Securities and Exchange Commission, Canadian Securities Administrators, the AMEX and the TSX. The Company expects these rules and regulations to significantly increase its legal and financial compliance costs and to make some activities more time consuming and costly. There can be no assurance that the Company will continue to effectively meet all of the requirements of these new regulations, including Sarbanes-Oxley Section 404 and Canadian Multilateral Instrument 52-109. Any failure to effectively implement new or improved internal controls, or to resolve difficulties encountered in their implementation, could harm the Company’s operating results, cause the Company to fail to meet reporting obligations or result in management being required to give a qualified assessment of the Company’s internal controls over financial reporting or the Company’s independent auditors providing an adverse opinion regarding management’s assessment. Any such result could cause investors to lose confidence in the Company’s reported financial information, which could have a material adverse effect on the Company’s stock price. The Company also expects these new rules and regulations may make it more difficult and more expensive for it to obtain director and officer liability insurance, and it may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. As a result, it may be more difficult for the Company to attract and retain qualified individuals to serve on its board of directors or as executive officers. If the Company fails to maintain the adequacy of its internal controls, the Company’s ability to provide accurate financial statements and comply with the requirements of the Sarbanes-Oxley Act of 2002 and/or Multilateral Instrument 52-109 could be impaired, which could cause the Company’s stock price to decrease.

POLYMET MINING CORP.
MANAGEMENT DISCUSSION AND ANALYSIS
FORM 51-102F1
For the year ended 31 January, 2008
US Funds

Critical Accounting Policies

The consolidated financial statements of the Company have been prepared in accordance with accounting principles generally accepted in Canada that require management to make assumptions and estimates that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities as at the date of the financial statements. Significant estimates used in the preparation of these consolidated financial statements include, amongst other things, expected economic lives of plant and equipment, anticipated costs of asset retirement obligations including the reclamation of mine site, valuation of options and share purchase warrants, and the assessment of impairment in value of long lived assets.

Mineral Property, Plant and Equipment

Mineral property costs, aside from mineral property acquisition costs, incurred prior to determination of the DFS are expensed as incurred and expenditures incurred subsequent to the DFS and mineral property acquisition costs are deferred or capitalized until the property is placed into production, sold, allowed to lapse or abandoned. Acquisition costs include cash and fair market value of common shares.

As a result of the DFS on the NorthMet Project, the Project entered the development stage effective 1 October 2006. The Company has deferred mineral property development expenditures related to the NorthMet Project from that date.

Plant and equipment are recorded at cost and depreciated over the estimated life of the related assets calculated on a unit of production or straight-line basis, as appropriate. Mineral property, plant and equipment related to the NorthMet Project will begin to be amortized at the time the project commences operations.

The Company performs impairment tests on its mineral property, plant and equipment when events or changes in circumstances indicate that the carrying values of assets may not be recoverable. These tests require the comparison of the undiscounted future cash flows derived from these assets with the carrying value of the assets. If a shortfall exists, the assets are written down to fair value, determined primarily using discounted cash flow models.

Stock-Based Compensation and Share Purchase Warrants

All stock-based awards made to employees and non-employees are measured and recognized using a fair value based method. For employees, the fair value of the options is measured at the date of the grant. For non-employees, the fair value of the options is measured on the earlier of the date at which the counterparty performance is complete or the date the performance commitment is reached or the date at which the equity instruments are granted if they are fully vested and non-forfeitable. For employees and non-employees, the fair value of the options is accrued and charged either to operations or mineral property plant and equipment, with the offsetting credit to contributed surplus, on a graded method over the vesting period. If and when the stock options are ultimately exercised, the applicable amounts of contributed surplus are transferred to share capital.

The Company issues share purchase warrants in connection with certain equity transactions. The fair value of the warrants, as determined using the Black-Scholes option pricing model, is credited to contributed surplus. The recorded value of share purchase warrants is transferred to share capital upon exercise.

POLYMET MINING CORP.
MANAGEMENT DISCUSSION AND ANALYSIS
FORM 51-102F1
For the year ended 31 January, 2008
US Funds

Asset Retirement Obligations

The Company follows CICA Handbook Section 3110, Asset Retirement Obligations (“CICA 3110”) which requires the recognition of a legal liability for obligations relating to the retirement of property, plant and equipment and obligations arising from the acquisition, construction, development, or normal operation of those assets. Such asset retirement costs must be recognized at fair value, when a reasonable estimate of fair value can be estimated, in the year in which the liability is incurred. A corresponding increase to the carrying amount of the related asset, where one is identifiable, is recorded and amortized over the life of the asset. Where a related asset is not easily identifiable with a liability, the change in fair value over the course of the year is expensed. The amount of the liability is subject to re-measurement at each reporting year-end. The estimates are based principally on legal and regulatory requirements. It is possible that the Company’s estimates of its ultimate reclamation and closure liabilities could change as a result of changes in regulations, changes in the extent of environmental remediation required, changes in the means of reclamation or changes in cost estimates.

The operations of the Company may in the future be affected from time to time in varying degrees by changes in environmental regulations, including those for future removal and site restoration costs. Both the likelihood of new regulations and their overall effect upon the Company may vary greatly and are not predictable.

Financial Instruments

Section 3855 of the CICA Handbook requires that all financial assets, except those classified as held to maturity, and derivative financial instruments, must be measured at fair value. All financial liabilities must be measured at fair value when they are classified as held for trading, otherwise, they are measured at cost. Investments classified as available for sale are reported at fair market value based on quoted market prices with unrealized gains or losses excluded from earnings and reported as other comprehensive income or loss. All financial assets and liabilities have been classified as either held-to-maturity, available-for-sale, held for trading or loans and receivables effective 1 February 2007. Investments subject to significant influence are reported at cost and not adjusted to fair market value.

POLYMET MINING CORP.
MANAGEMENT DISCUSSION AND ANALYSIS
FORM 51-102F1
For the year ended 31 January, 2008
US Funds

Disclosure Controls and Procedures

Management of the Company conducted an evaluation of the disclosure controls and procedures as required by Multilateral Instrument 52-109 issued by the Canadian Securities Administrators. They concluded that at 31 January 2008 the Company’s disclosure controls and procedures were effective in providing reasonable assurance that material information regarding this annual report and other disclosures was made known to them on a timely basis. In reaching this conclusion, the Company recognizes two factors that must be and are present:

a)

the Company is dependent upon its advisors and consultants (primarily legal counsel) to assist in recognizing, interpreting and understanding and complying with the various securities regulations disclosure requirements, and

b)	an active Board of Directors and Management with open lines of communication.

It should be noted that while the Company’s Management believe that the Company’s disclosure controls and procedures provide a reasonable level of assurance that they are effective, they do not expect that the disclosure controls and procedures will prevent all errors and fraud. A control system, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objects of the control system are met.

Internal Controls over Financial Reporting

Management of the Company are responsible for designing internal controls over financial reporting or causing them to be designed under their supervision in order to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with Canadian GAAP.

Management of the Company have assessed the effectiveness of the Company’s internal controls over financial reporting as at 31 January 2008 in accordance with Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, the Management determined that the Company’s internal control over financial reporting was effective as of 31 January 2008.

There have been no changes in the Company’s internal control over financial reporting during the year ended 31 January 2008 that have materially affected, or are reasonably likely to material affect, its internal control over financial reporting.

Management’s Responsibility for Financial Statements

The information provided in this report including the financial statements, is the responsibility of management. In the preparation of these statements, estimates are sometimes necessary to make a determination of future values for certain assets or liabilities. Management believes such estimates have been based on careful judgments and have been properly reflected in the accompanying financial statements.

Management maintains a system of internal controls to provide reasonable assurances that the Company’s assets are safeguarded and to facilitate the preparation of relevant and timely information.

POLYMET MINING CORP.
MANAGEMENT DISCUSSION AND ANALYSIS
FORM 51-102F1
For the year ended 31 January, 2008
US Funds

Additional Information

Additional information related to the Company is available for view on SEDAR at www.sedar.com , www.sec.gov, and at the Company’s website www.polymetmining.com.